December 20, 2019

John Maatta
Chief Executive Officer
Wizard Entertainment, Inc.
662 N. Sepulveda Blvd., Suite 300
Los Angeles, CA 90049

       Re: Wizard Entertainment, Inc.
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed December 11, 2019
           File No. 024-11070

Dear Mr. Maatta:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2019 letter.

Form 1-A/A Filed December 11, 2019

Provisions of Note in Our Bylaws, page 18

1. We note that you have revised your form of amended and restated bylaws to be in effect prior to the closing of this offering, and that the revised exclusive forum provision selects the Court of Chancery of the State of Delaware for certain claims. However, your disclosure on page 18 states that the exclusive forum will be a state or federal court located within the state of Delaware. Please revise.
Security Ownership of Management and Certain Securityholders, page 42

2. We note your disclosure that the table on page 42 sets forth information as of September
 John Maatta
Wizard Entertainment, Inc.
December 20, 2019
Page 2
         3, 2019 with respect to the beneficial ownership of your common stock by each of your officers and directors. Please revise to provide such information as of the most recent practicable date. For example, we note that you have not included information regarding
         Mr. Kaufman's beneficial ownership of your common stock.
       Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any questions.



FirstName LastNameJohn Maatta                                Sincerely,
Comapany NameWizard Entertainment, Inc.
                                                             Division of
Corporation Finance
December 20, 2019 Page 2                                     Office of Trade &
Services
FirstName LastName